Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
AUTOHOME INC.
December 16, 2016
Please vote, sign, date and
mail your proxy card in the
envelope provided so that
your vote is received on or
before December 12, 2016 at
10:00 AM (New York City time).
Please detach along perforated line and mail in the envelope provided.
RESOLUTION PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 16, 2016. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE X
FOR AGAINST ABSTAIN
1. Mr. Junling Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.
2. Mr. Tianruo Pu be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.
3. Mr. Dazong Wang be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.
4. Approve, confirm and ratify the adoption of the 2016 Share Incentive Plan
5. Approve, confirm and ratify the adoption of the 2016 Share Incentive Plan II
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
Signature of Shareholder Date: Signature of Shareholder Date:
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving the full title as such. If signer is a partnership, please sign in partnership name by authorized person.